Exhibit 99.2

GOLD ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

May 11, 2023

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2023

General

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Gold Royalty Corp. should be read in conjunction with its unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended March 31, 2023, its Annual Report on Form 20-F (the "Annual Report") for the year ended September 30, 2022, and its Transition Report on Form 20-F, including the consolidated financial statements and the notes thereto for the three months ended December 31, 2022 and years ended September 30, 2022 and 2021, copies of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

References in this MD&A to the “Company”, “Gold Royalty” and “GRC” mean Gold Royalty Corp., together with its subsidiaries unless the context otherwise requires.

The Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2023, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the presentation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting.

Unless otherwise stated, all information contained in this MD&A is as of May 11, 2023. Unless otherwise stated, references herein to “$” or “dollars” are to United States dollars and references to “C$” are to Canadian dollars.

Business Overview

Gold Royalty precious metals focused royalty company offering creative financing solutions to the metals and mining industry. The Company diversified portfolio includes over 200 royalties across properties of various stages, including 7 royalties on production stage properties.

The head office and principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada. The Company’s common shares (the “GRC Shares”) and certain of its outstanding common share purchase warrant are listed on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively.

Business Strategy

The Company’s mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term returns for its investors.

In carrying out its longer-term growth strategy, the Company seeks out and continually reviews opportunities to expand its portfolio through the acquisition of existing or newly created royalty, stream or similar interests and through accretive acquisitions of companies that hold such assets. In acquiring newly created interests, the Company acts as a source of financing to mining companies for the development and exploration of projects.

The Company’s “royalty generator model” is focused on mineral properties held by the Company and its subsidiaries and additional properties they may acquire from time to time, with the aim of subsequently optioning or selling them to third-party mining companies in transactions where the Company would retain a royalty, carried interest or other similar interest. The Company believes the royalty generator model provides increased volume of potential royalty opportunities, targeting opportunities with potential exploration upside.

The Company generally does not conduct development or mining operations on the properties in which it holds interests, and it is not required to contribute capital costs for these properties. The Company may, from time to time, conduct non-material exploration related activities to advance its royalty generator model.

Change of Fiscal Year End

As previously disclosed, the Company changed its fiscal year end from September 30 to December 31 commencing with its 2023 fiscal year. As a result, this MD&A presents the Company's results of operations for the three months ended March 31, 2023, being the first quarter of its current fiscal year.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2023

Summary of Results

The following table sets forth selected financial information for the three months ended March 31, 2023 and 2022, respectively:

	For the three months ended March 31
	2023	2022
(in thousands of dollars, except per share amounts)	($)	($)
Total revenue	767	638
Net loss	(3,083)	(2,388)
Net loss per share, basic and diluted	(0.02)	(0.02)
Dividends declared per share	0.01	0.01
Non-IFRS and Other Measures
Total Revenue and Option Proceeds*	1,970	1,759
Adjusted Net Loss*	(1,318)	(2,148)
Adjusted Net Loss Per Share, basic and diluted*	(0.01)	(0.02)
Total gold equivalent ounces (“GEOs”)*	406	340
Adjusted cash flow used in operating activities, excluding changes in non-cash working capital *	(121)	(1,096)
Statement of Financial Position
Total assets	681,848	678,035
Total non-current liabilities	145,116	138,779

* See "Non-IFRS Financial Measures".

Highlights for the three months ended March 31, 2023

Summary of Quarterly Highlights

•
Total Revenue and Option Proceeds of $2.0 million for the three months ended March 31, 2023, a 12% increase from the comparative period of 2022. Total Revenue and Option Proceeds is a non-IFRS Measure. See "Non-IFRS Measures".
•
With approximately $35 million available liquidity, inclusive of a $15 million accordion feature in its credit facility (available subject to certain additional conditions), the Company is positioned well for further growth.
•
Gold Royalty declared its fifth consecutive quarterly dividend, yielding over 1.8% at current share prices.
•
The Company published its inaugural Sustainability Report and Asset Handbook providing a comprehensive overview of the Company’s royalty portfolio and outlining its various ESG initiatives.

Select royalty portfolio highlights include:

•
Odyssey Project (3.0% NSR over the northern portion of the project): On April 27, 2023, Agnico Eagle Mines Limited ("Agnico Eagle") announced its 2023 first quarter results including an update on the Odyssey Project. At the Odyssey Project, good progress was made on underground development and surface construction activities in the first quarter of 2023. Underground development via ramp access has now passed the bottom of the Odyssey South deposit and has reached the level of the first shaft access point. Shaft sinking activities have also commenced. The first production blast occurred at the Odyssey South deposit in late March 2023. Drilling activities were focused on infilling the internal zones at the Odyssey South deposit and mineral resource expansion of the East Gouldie deposit to the east and west.
•
Côté Gold Project (0.75% NSR royalty over the southern portion of the project): On February 16, 2023, IAMGOLD Corporation ("IAMGOLD") disclosed that, as of December 31, 2022, the Côté Gold project was estimated to be approximately 73% complete and stated that the Côté Gold project is expected to commence production in early 2024 when it is expected to become Canada’s third largest gold mine by production.
•
Ren Project (1.5% NSR royalty and 3.5% NPI): On February 15, 2023, Barrick Gold Corporation ("Barrick") announced its financial and operating results for the full year of 2022, including updates on the Carlin Complex and the Ren project along with an updated Canadian National Instrument NI 43-101 ("NI 43-101") resource estimate for the project. At Ren, 2022 drilling added to the resource base and increased Barrick’s understanding of the mineralization.
•
Fenelon Gold Project (2.0% NSR royalty over the majority of the project): On January 17, 2023 Wallbridge Mining Company Limited (“Wallbridge”) announced an updated NI-43-101 mineral resource estimate for the Fenelon Gold project. The updated mineral resource estimate is expected to form the foundation for Wallbridge's upcoming preliminary economic assessment of Fenelon, which is expected in the second quarter of 2023.
•
Granite Creek Mine Project (10.0% NPI): On April 3, 2023, i-80 Gold provided a comprehensive update on its 2023 exploration and development programs. At Granite Creek, key initiatives are underground development, increasing mining rates, completing

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2023

economic studies and a revised NI 43-101 resource estimate. A feasibility study for the Ogee underground mine is nearing completion along with an initial resource and preliminary economic assessment for the South Pacific Zone that is expected to be the primary zone at the Granite Creek Mine starting in 2024. These studies are expected to be released in second quarter.

See "Selected Asset Updates" for further information.

Selected Developments

The following is a description of selected developments in respect of the Company business in 2023.

Expanded Revolving Credit Facility

On February 13, 2023, the Company announced an amended and restated credit agreement with the Bank of Montreal and the National Bank of Canada to expand its existing secured revolving credit facility by $10 million to $35 million. The expanded credit facility (the “Facility”) consists of a $20 million secured revolving credit facility, with an accordion feature providing for an additional $15 million of availability (the "Accordion"), as further described below.

The Facility, secured against the assets of the Company, is available for general corporate purposes, acquisitions and investments, subject to certain limitations. Amounts drawn on the Facility bear interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% per annum or Adjusted Term Secured Overnight Financing Rate (“SOFR”) Rate plus a margin of 4.00% per annum, as applicable. The Facility has a maturity date of March 31, 2025. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants.

As of the date hereof, the Company has drawn $10 million under the Facility.

Selected Asset Updates

The following is a summary of selected recent developments announced by the operators of the properties underlying certain of the Company's royalties. Please refer to the Annual Report for additional information regarding our interests.

Canadian Malartic Property

The Company holds four royalties on portions of the Canadian Malartic Property, including a 3.0% NSR royalty on portions of the Canadian Malartic mine and Odyssey mine in Québec, Canada. This royalty currently applies to a portion of the open pit areas (the eastern end of the Barnat Extension) where a majority of production to date has occurred. The royalty also applies to portions of the Odyssey, East Malartic, Sladen and Sheehan zones, and all of the Jeffrey zone within the Canadian Malartic Mine Property. The collective property is now known as the Canadian Malartic Complex and is owned and operated by Agnico Eagle.

The Company also holds 2.0% NSR royalties on the Charlie Zone and the eastern portion of the Gouldie zone, a 1.5% NSR royalty on the Midway Project (1.0% NSR can be bought back for $1.0 million plus an additional 0.5% NSR for $1.0 million) and a 15% NPI on the Radium Property.

•
On February 16, 2023 Agnico Eagle announced, among other things that:
o
Underground development remains on schedule with initial production and start of shaft sinking expected in March 2023 and that delineation drilling of the Internal Zones at Odyssey South in 2022 showed potential to add production in 2024 to 2026.
o
Exploration in 2023 is expected to focus on further testing of the Internal Zones, expanding the East Gouldie Zone to the east and west and mineral resource conversion. Drilling will also be carried out to test other near surface and underground opportunities to leverage excess mill capacity and infrastructure. Agnico Eagle expects to spend a total of approximately $21.8 million for 164,000 metres of drilling at Canadian Malartic. Exploration at the Odyssey project includes $11.8 million for 102,000 metres of drilling with four objectives: continued drilling into East Gouldie to convert additional inferred mineral resources to indicated mineral resources towards the outer portions of the deposit; testing the immediate extensions of East Gouldie to the west and at shallower depths; continued conversion drilling into extensions of the Odyssey South deposit; and further investigation of Odyssey's Internal Zones.
o
Production from the Odyssey mine commenced in March 2023, with the mined ore to be processed at the Canadian Malartic mill. In 2023, production is expected to be sourced from the Canadian Malartic pit, the Barnat pit and the Odyssey mine, complemented by ore from the low-grade stockpiles. The Canadian Malartic pit is expected to be completed late in the first half of 2023. The Odyssey mine is forecast to gradually ramp-up production in 2023, with an expected start in March 2023. The Odyssey mine is expected to contribute approximately 50,000 ounces of gold in 2023 and 80,000 ounces of gold in 2024 and 2025 to Canadian Malartic Complex production.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2023

o
As of February 16, 2023, Agnico Eagle announced that thirteen drill rigs were active at Odyssey, with five underground drills in the Odyssey South and Internal zones and eight surface drills focused on infilling and expanding the East Gouldie mineralization. 177,163 metres was drilled on the mine site and regional exploration during 2022. With continued exploration success at the Odyssey project, Agnico Eagle is planning to update the internal preliminary economic assessment study during 2023 and future conversion of mineral resources to mineral reserves is expected at the Odyssey project at year-end 2023.
o
Agnico Eagle announced on February 16, 2023 that it expects to have up to 40,000 tonnes per day of excess mill capacity at the Canadian Malartic Complex starting in 2028 as processing of open pit ore and low-grade stockpiles begins to wind down and processing transitions to the higher-grade underground Odyssey mine. Other opportunities on the Canadian Malartic property that could potentially provide additional mill feed include:
▪
Odyssey South Internal zones and the Jupiter Zone, partially covered by the Company’s royalty;
▪
The East Gouldie Corridor from surface to a depth of 600 metres;
▪
The East Malartic mine area below 600 metres depth, partially covered by the Company’s royalty;
▪
Rand Malartic;
▪
East Amphi;
▪
Midway, covered by the Company’s royalty
•
On March 31, 2023, Agnico Eagle announced the successful completion of the acquisition of Yamana Gold Inc.’s Canadian assets, including the Canadian Malartic mine. The acquisition results in Agnico Eagle now owning 100% of the Canadian Malartic mine which gives Agnico Eagle the unique ability to monetize future additional mill capacity at the Canadian Malartic mine, given its extensive operations and strategic land position in the region.
•
On April 27, 2023, Agnico Eagle announced its 2023 first quarter results including an update on the Odyssey Project. At the Odyssey Project, good progress was made on underground development and surface construction activities in the first quarter of 2023. Underground development via ramp access has now passed the bottom of the Odyssey South deposit and has reached the level of the first shaft access point. Shaft sinking activities have also commenced. The first production blast occurred at the Odyssey South deposit in late March 2023. Drilling activities were focused on infilling the internal zones at the Odyssey South deposit and mineral resource expansion of the East Gouldie deposit to the east and west.

For more information, refer to Agnico Eagle’s news releases dated February 16, 2023, March 31, 2023, and April 27, 2023 available under Agnico Eagle’s profile on www.sedar.com

Côté Gold Project

The Company holds a 0.75% NSR royalty over the southern portion of the Côté Gold Project ("Côté") in Ontario, Canada.

On February 16, 2023, IAMGOLD disclosed an update on construction at the Côté Gold Project in Ontario. It disclosed that, as of December 31, 2022, the Côté Gold Project was estimated to be approximately 73% complete. IAMGOLD believes that the aggregate proceeds from the sale of its interest in the Rosebel mine, the anticipated proceeds from the sale of the Bambouk assets and funds to be provided by Sumitomo under the Amended Joint Venture Agreement meet the estimated remaining funding requirements for the completion of construction at the Côté Gold Project based on the current schedule and cost estimate.

For more information, refer to IAMGOLD’s news release dated February 16, 2023 available under its profile at www.sedar.com.

Ren Project

The Company holds a 1.5% NSR and a 3.5% NPI over the Ren Project ("Ren"), part of Barrick’s Carlin Complex, in Elko County, Nevada, USA.

On February 15, 2023, Barrick announced updates on the Carlin Complex and the Ren project. At Ren, 2022 drilling added to the resource base and increased Barrick’s understanding of the mineralization and an updated NI 43-101 mineral resource estimate.

For further information, refer to Barrick’s news release dated February 15, 2023 available under its profile at www.sedar.com.

Granite Creek Mine Project

The Company holds a 10.0% NPI over the Granite Creek Mine in Humboldt County, Nevada, USA.

On March 14, 2023, i-80 Gold ("i-80") announced an update and recap of progress at the Granite Creek Mine Project during the year. The 2022 underground drill program at Granite Creek was focused on delineating mineralization for mining as well as upgrading and expanding resources expected to provide the bulk of mineralization to be mined in the following twelve months. Multiple underground levels have been developed, especially on the Ogee Zone, and i-80 continued to extend the decline to depth, with the goal of initiating access to the new South Pacific Zone located immediately below and to the north of the underground mine workings. i-80 targets to complete underground drilling and bring the

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2023

newly discovered South Pacific Zone into the Granite Creek mine plan in 2023. In the upper parts of the mine, high-grade gold mineralization was being defined in the Otto, Adam Peak and Range Front horizons, while from the lower levels drilling was focused on defining mineralization in the Ogee Zone that is expected to be the primary zone in the near future. The amount of drilling completed as of December 31, 2022 totaling 25,569 feet was in line with i-80’s drilling plan.

On April 3, 2023, i-80 provided a comprehensive update on its 2023 exploration and development programs. At Granite Creek, key initiatives are underground development, increasing mining rates, and completing economic studies and a revised NI 43-101 resource estimate. Three sublevels have now been completed and are being mined on the Ogee Zone at Granite Creek. A fourth sublevel is currently being developed to increase mining rates as the Company continues to prioritize the development of five levels on the Ogee Zone followed by the construction of infrastructure to the north to provide access for definition drilling and development of the South Pacific Zone. These initiatives are expected to accelerate the delivery of high-grade refractory mineralization for processing at Nevada Gold Mines’ “Sage Plant” at its Turquoise Ridge / Twin Creeks Mine located to the north. Installation of a sixth dewatering well is nearing completion that is expected to drop the water level and contribute to accelerated development and mining rates. A feasibility study for the Ogee underground mine is nearing completion along with an initial resource and PEA for the South Pacific Zone that is expected to be the primary zone at the Granite Creek Mine starting in 2024. These studies are expected to be released in the second quarter of 2023.

On May 8 2023, i-80 announced their first quarter 2023 results including an update on Granite Creek. During the first quarter of 2023, i-80 continued its efforts at Granite Creek to upgrade existing de-watering infrastructure to ensure efficient operations and have mined 16,648 tons of mineralized material at an average grade of 9.9 g/t, of which 9,389 tons of oxide material was hauled to the Lone Tree leach pad to continue processing. As of March 31, 2023, 1,870 feet of development were completed as part of i-80’s ramp up plan. Granite Creek produced and sold 444 ounces of gold during the first quarter of 2023, at a realized gold price of $1,9381 per ounce sold.

For further information, refer to i-80’s news releases dated March 14, 2023, April 3, 2023 and May 8, 2023, available under its profile at www.sedar.com

Jerritt Canyon Mine

The Company holds a 0.5% NSR royalty over the Jerritt Canyon Mine in Elko County, Nevada, USA. The Company also holds an incremental per ton royalty interest on the Jerritt Canyon processing facility.

On March 20, 2023 First Majestic announced it is taking action to reduce overall costs by reducing investments, temporarily suspending all mining activities and reducing its workforce at Jerritt Canyon effective immediately. During the suspension, First Majestic intends to process approximately 45,000 tonnes of aboveground stockpiles through the plant. Exploration activities are expected to also continue throughout 2023 with additional plans to:

•
Explore for new regional discoveries and expand current known reserves and resources.
•
Analyze the optimization of bulk mining and cost-effective mining methods.
•
Conversion of inferred and indicated resources into measured resources.
•
Reduce mining costs through adopting self-perform mining and improve contractor rates and terms.
•
Continue modernizing the processing plant to be able to better withstand severe weather conditions.

As a result of the suspension, the First Majestic’s previous production and cost guidance for Jerritt Canyon can no longer be relied upon. First Majestic’s revised consolidated production and cost guidance, including capital investments, are expected to be published in July.

On May 4, 2023 First Majestic announced its first quarter 2023 results including the recognition of an impairment charge on the Jerritt Canyon Gold Mine following its decision to the temporarily suspend mining operations and focus on exploration activities to strengthen reserves and resources at the mine.

The Company performed an updated impairment test and concluded that the recoverable amount exceeded the carrying value of the royalties, hence no impairment charge was recorded.

For more information, refer to First Majestic’s news releases dated January 19, 2023, March 20, 2023 and May 4, 2023, available under its profile at www.sedar.com.

Fenelon Gold Project

The Company holds a 2.0% NSR royalty over the Fenelon Gold Project in Québec, Canada.

On January 17, 2023 Wallbridge announced an updated NI 43-101 mineral resource estimate for the Fenelon Gold Project. The updated mineral resource estimate is expected to form the foundation for Wallbridge's upcoming preliminary economic assessment, which is currently expected to be completed in the second quarter of 2023.

Wallbridge also announced its 2023 exploration plan which includes 15,000 metres of drilling on the Fenelon Gold Project, which remains open laterally and at depth in multiple directions. The drilling will follow up on recent exploration results (see Wallbridge press releases dated

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2023

November 8 and December 8, 2022) that continue to expand the known gold system. The 2023 program will focus on completing large-spaced drill step-outs on known gold zones and testing extensions of the main host rocks (Jeremie Diorite, Main Gabbro), as well as structures that are recognized as being important in controlling gold mineralization (Sunday Lake Deformation Zone, Jeremie Fault, and other secondary fault zones) to potentially discover new gold zones. In addition, Wallbridge will continue de-risking the project with further technical studies, environmental and permitting activities.

On March 6, 2023, Wallbridge released new assay results from its 2022 exploration program at the Fenelon Gold Project which expanded the Area 51, Tabasco, and Contact zones beyond the western and eastern limits of its existing NI 43-101 mineral resource estimate. These results underscore the potential to further increase the size of the deposit.

On May 8, 2023, Wallbridge announced that its 2023 exploration drill program has greatly expanded the footprint of the gold mineralization at the Fenelon Gold Project. The initial drill results have identified new, near-surface gold mineralization 1 kilometre to the northwest and 2.5 kilometres to the east of the 2023 Mineral Resource Estimate.

For more information, refer to Wallbridge’s news releases dated January 17, 2023, March 6, 2023 and May 8, 2023, available under its profile at www.sedar.com.

Railroad-Pinion Project

The Company holds a 0.436% NSR royalty over portions of the Railroad-Pinion Project in Elko County, Nevada, USA.

On February 8, 2023 Orla Mining Ltd. (“Orla”) provided an update on its exploration activities on its South Railroad Project (“South Railroad”) in 2022 and an overview of exploration plans for 2023. The resumption of exploration activities in mid-2022 resulted in promising drill results from multiple satellite oxide mineralized zones and targets across the 21,000-hectare South Railroad land package. Infill and selected step-out drilling was performed with the objective to upgrade inferred resources at the Pinion SB, POD, Sweet Hollow and Jasperoid Wash oxide deposits, define potential new resources at the Dixie mineralized zone, and advance the early-stage LT target. Inferred NI 43-101 mineral resource estimates for Pinion SB, POD, Sweet Hollow, and Jasperoid Wash are expected to be updated in the second half of 2023, incorporating assay and metallurgical test study results from the 2022 core and reverse circulation (“RC”) drill program, as well as from historical drill holes. Orla outlined a $10 million exploration budget for South Railroad in 2023 which would include approximately 22,400 metres of drilling (16,500 metres of RC drilling and 5,900 metres of core).

For more information, refer to Orla Mining's news release dated February 8, 2023, available under its profile at www.sedar.com.

Rawhide Mine

The Company holds a 15.0% net profit interest over the Rawhide Mine in Nevada, USA.

On May 8, 2023, Austral Gold Limited (“Austral”) announced it had agreed to provide US$555,000 bridge funding to the Rawhide Mine in Nevada and acquired a takeover option under an agreement with Rawhide Acquisition Holding LLC (“RAH”), the RAH unit owners and the Rawhide lenders. Austral is to perform due diligence on the mine, in which it already owns a 24.74% interest. Austral has an option to take an approximate 99.98% stake in the mine and assume controlling ownership upon completion of due diligence by 29 May 2023.

For more information, refer to Austral’s ASX announcement dated May 8, 2023, available on its website at www.australgold.com.

Gold Rock Project

The Company holds a 0.5% NSR royalty over the Gold Rock Project in White Pine County, Nevada, USA.

On February 7, 2023, Calibre announced its 2023 resource expansion drill programs which outlined a US$9 million exploration budget for 40,000 meters of drilling focused on new discoveries outside the fence at both Pan and Gold Rock. There are numerous discovery opportunities along a 5 km trend south of the Pan resource area and centered on the new Coyote discovery to be drilled following up on recent drilling success. Calibre’s generative program is also underway including mineral alteration classification and structural interpretation.

For more information, refer to Calibre's news release dated February 7, 2023, available under its profile at www.sedar.com.

Whistler Gold-Copper Project

The Company holds a 1.0% NSR royalty over the Whistler Project in Alaska, USA.

On April 24, 2023, GoldMining Inc. announced that its subsidiary U.S. GoldMining Inc. completed an initial public offering for gross proceeds of $20 million.

For more information, refer to GoldMining’s news release dated April 24, 2023, available under its profile at www.sedar.com.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2023

Outlook

Management believes the Company is on track to meet its previously disclosed forecast of $5.5 million and $6.5 million in Total Revenues and Option Proceeds in 2023 based on the production guidance published to date by the operators of the properties underlying the Company’s interests, a forecasted gold price ranging from $1,700 to $2,000 per ounce and expected payments on optioned properties. The Company expects to incur $7.0 to $8.0 million in recurring cash operating expenses in 2023 (forecasted operating expenses, excluding transaction-related and other non-recurring expenses) and believes it is poised to generate positive net operating cash flow in 2024 (forecasted adjusted cash flow used in operating activities, excluding changes in non-cash working capital) when a number of its growth projects are expected to ramp up in production, including the long-life cornerstone mines at Côté and Odyssey.

The foregoing projected outlook constitutes ‘forward-looking information’ and ‘forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws and is intended to provide information about management’s current expectations for the Company’s 2023 fiscal year. Although considered reasonable as of the date hereof, such outlook and the underlying assumptions may prove to be inaccurate. Accordingly, actual results could differ materially from the Company’s expectations as set forth herein.

In preparing the above outlook, management assumed, among other things, that the operators of the projects underlying the Company’s royalties will meet expected production milestones and forecasts for the applicable period and that operators of optioned properties will elect to make all expected option payments over the period. See “Forward-Looking Statements”.

Discussion of Operations

Three months ended March 31, 2023, compared to three months ended March 31, 2022

The Company had a net loss of $3.1 million, or $0.02 on a basic and diluted basis, in the three months ended March 31, 2023, compared to $2.4 million, or $0.02 per share on a basic and diluted basis, for the same period of 2022. The increase was primarily attributed to the modification loss resulting from the amendment of the Company's existing credit facility, decrease in gain on change in fair value of derivative liabilities and short-term investments, partially offset by royalty and option income of $0.8 million, change in fair value of marketable securities of $0.06 million and change in fair value of derivative liabilities of $0.2 million.

During the three months ended March 31, 2023, the Company earned revenue of $0.8 million, consisting of royalty income of $0.2 million, advance mineral royalty payments of $0.3 million and option income relating to other mineral interests, net of proceeds credited against mineral properties of $0.3 million, compared to $0.6 million for the three months ended March 31, 2022, which consisted of royalty income of $0.3 million, advance mineral royalty payment of $0.3 million and option income relating to other mineral interests, net of proceeds credited against mineral properties of $0.09 million. Option proceeds are credited against mineral properties until the carrying value of the mineral property is fully recovered, thereafter, excess of the option revenue received is recorded within royalty and option income. The increase in revenue primarily resulted from increased option income, partially offset by lower royalty income as a result of the suspension of mining at Jerritt Canyon and lower royalties from Canadian Malartic due to mine sequencing in the Barnat pit in the period. The following provides a breakdown of our revenue by assets for the periods indicated:

	For the three months ended March 31
	2023	2022
	($)	($)
Royalty and option income were generated from:
Canadian Malartic	18	64
Borden	63	—
Jerritt Canyon	120	181
Others	566	393
	767	638

During the three months ended March 31, 2023 and 2022, the Company the Company recognized depletion expense of $0.1 million and $0.5 million.

During the three months ended March 31, 2023 and 2022, the Company incurred management and directors’ fees of $0.4 million and $0.3 million, respectively. Management and directors’ fees primarily consisted of salaries paid or payable to members of senior management and fees paid to the directors of the Company. The increase is due to the addition of management employees hired to support the growth of the business.

During the three months ended March 31, 2023 and 2022, the Company incurred general and administrative costs of approximately $1.2 million and $1.5 million, respectively. General and administrative costs comprise of salaries, wages, and benefits, investor communications and marketing expenses, office and technology expenses, transfer agent and regulatory fees and insurance fees. The decrease in general and

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2023

administrative costs was primarily the result of decrease in insurance premium, corporate administrative and marketing activities in the current quarter compared to the comparative quarter.

During the three months ended March 31, 2023 and 2022, the Company incurred professional fees of approximately $0.8 million and $1.4 million, respectively. Professional fees primarily consisted of expenses for audit and quarterly review fees, legal fees for general corporate and securities matters and fees related to completed and ongoing corporate development activities. Professional fees incurred during the three months March 31, 2022 costs include fees related to the acquisitions of Ely, Golden Valley and Abitibi and the Elemental Offer.

During the three months ended March 31, 2023 and 2022, the Company recognized share-based compensation expense of $0.9 million and $1.1 million, respectively. Share-based compensation expense represented the vesting of share options, restricted shares and restricted share units granted by the Company to management, directors, employees and consultants. The share-based compensation expense also included the amortization of the fair value of shares issued by the Company to contractors for marketing services of $0.03 million for the three months ended March 31, 2023.

During the three months ended March 31, 2023 and 2022, the Company recognized a fair value gain on its derivative liabilities of $0.2 million and $1.8 million, respectively. The change is primarily as a result of the remeasurement of the fair value of 8,849,251 warrants to purchase common shares of Ely (“Ely Warrant”) that were outstanding as at March 31, 2023. The Ely Warrants represent the right to acquire, on valid exercise thereof (include payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. The fair value of the Ely Warrants has been estimated based on the Black-Scholes option pricing model and the change in fair value is recognized in the condensed consolidated statements of comprehensive loss. The Ely Warrant expires on May 21, 2023.

During the three months ended March 31, 2023 and 2022, the Company recognized a fair value gain on its short-term investments of $0.06 million and $3.9 million. Short-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share price in the market.

During the three months ended March 31, 2023 and 2022, the Company incurred interest expense of $0.3 million and $0.1 million, respectively. The Company incurred a loss modification of $0.2 million during the three months ended March 31, 2023 resulting from the amendment of the Credit Facility.

Liquidity and Capital Resources

	As at March 31, 2023	As at December 31, 2022
(in thousands of dollars)	($)	($)
Cash and cash equivalents	6,799	5,847
Short-term investments	3,000	3,840
Working capital (current assets less current liabilities)	6,719	7,559
Total assets	681,848	682,410
Total current liabilities	5,693	3,977
Total non-current liabilities	145,116	144,782
Shareholders’ equity	531,039	533,651

As at March 31, 2023, the Company had cash and cash equivalents of $6.8 million and cash, cash equivalents and marketable securities of $9.8 million. This compares to cash and cash equivalents of $5.8 million and cash, cash equivalents and marketable securities of $9.7 million at December 31, 2022. As at March 31, 2023, the Company had working capital (current assets less current liabilities) of $6.7 million as compared to $7.6 million as at December 31, 2022. Short-term investments consist of marketable securities held by the Company. Working capital consists of current assets, which is made up of cash and cash equivalents, short-term investments, accounts receivable and prepaids and other receivables, less current liabilities, which is made up of accounts payable and accrued liabilities, government loan and current portion of derivative liabilities. The increase in cash is primarily as a result of disposition of marketable securities and royalty and option revenue received during the three months ended March 31, 2023.

On August 15, 2022, the Company announced the establishment of an at-the-market equity program (the “ATM Program”) with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Haywood Securities Inc., Laurentian Bank Securities Inc., Laurentian Capital (USA) Inc., Raymond James Ltd. and Raymond James & Associates Inc. (collectively, the “Agents”), which allows management to issue up to $50.0 million in GRC shares from treasury to the public from time to time through the facilities of the NYSE. During the three months ended March 31, 2023, total of 415,728 GRC shares were distributed by the Company through the facilities of the NYSE under the ATM Program for gross proceeds of $1.1 million, (representing net proceeds of $1.03 million) at an average selling price of $2.55 per share. The Agents were paid aggregate commissions of $0.03 million in connection with such sales.

On February 13, 2023, the Company announced an expansion of its Facility by $10 million to $35 million, inclusive of an accordion feature providing for an additional $15 million of availability, subject to certain additional conditions. The Facility is available for general corporate purposes, acquisitions and investments subject to certain limitations. See "Selected Developments".

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2023

The Company's principal sources of financing to date have been the prior issuance of common shares, by way of private placement, and initial public offering, the Facility and revenue generated by its royalty and other mineral interests. The Company also had marketable securities of $3.0 million as at March 31, 2023. Based on the Company's amended Facility, available cash, cash equivalents, marketable securities, the ATM Program and expected revenue, the Company believe that it has sufficient liquidity to meet the Company's obligations and to finance its planned activities over the next twelve months. Over the long term, the Company expects to meet its obligations and finance its growth plans through revenue generating from royalty interests held, issuance of securities pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and future success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

See “Financial Instruments and Risk Management” for more information regarding liquidity risks associated with financial instruments.

Cash Flows and Capital Resources

Three months ended March 31, 2023

Operating Activities

Net cash used in operating activities during the three months ended March 31, 2023, which reflected a net loss of $3.1 million offset by non-cash items including the Company’s share-based compensation of $0.9 million, interest expenses of $0.3 million, loss on loan modification of $0.2 million, change in fair value of derivative liability of $0.2 million, change in fair value of short-term investments of $0.1 million, depletion and depreciation charge of $0.14 million, other income of $0.01 million and deferred tax recovery of $0.09 million. Non-cash working capital changes include a decrease in accounts receivable of $0.1 million, an increase in prepaids and other receivables of $0.9 million and an increase in accounts payable and accrued liabilities of $0.5 million.

Investing Activities

During the three months ended March 31, 2023, the Company made an investment in royalties and other mineral interests of $0.03 million, received cash proceeds from disposal of marketable securities of $1.0 million, received option payments of approximately $1.1 million and received dividend and interest income totaling $0.03 million.

Financing Activities

During the three months ended March 31, 2023, net cash used in financing activities was $0.9 million which primarily represented proceed from distribution of shares under the ATM program of $1.0 million and interest payment of $0.1 million.

Contractual Obligations

As at March 31, 2023, the Company has the following contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
(in thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Lease obligation	$284	$56	$208	$20	$—
Revolving credit facility	$9,888	—	9,888	—	—
Government loan	$44	44	—	—	—
Total	$10,216	$100	$10,096	$20	$—

Non-IFRS Measures

The Company has included, in this document, certain performance measures, including: (i) Adjusted Net Loss and Adjusted Net Loss Per Share; (ii) GEOs; (iii) cash flows from operating activities, excluding changes in non-cash working capital; (iv) adjusted cash flows from operating activities, excluding changes in non-cash working; and (v) Total Revenue and Option Proceeds which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2023

•
Adjusted Net Loss and Adjusted Net Loss Per Share

Adjusted Net Loss is calculated by adding option proceeds credited against mineral properties and deducting the following from net income: transaction-related and non-recurring expenses1, share of (gain)/loss and dilution gain in associate, impairment, changes in fair value of derivative liabilities and short-term investments, gain on disposition of short-term investments, gain on loan modification, foreign exchange gain/(loss), other income/(expense) and option proceeds credited against mineral properties. Adjusted Net Loss Per Share, basic and diluted have been determined by dividing the Adjusted Net Loss by the weighted average number of common shares for the applicable period. The Company included this information as management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The table below provides a reconciliation of net loss to Adjusted Net Loss and Adjusted Net Loss Per Share, basic and diluted for the periods indicated:

[1] Transaction-related and non-recurring expenses are a supplementary financial measure comprised of operating expenses that are not expected to be incurred on an ongoing basis. In the first quarter of 2023, non-recurring expenses related primarily to professional fees related to changing the Company’s fiscal year-end, tax restructuring following the completion of corporate transactions, establishing dividend reinvestment and financing programs and select corporate development activities and in the same period of 2022, related primarily to consulting fees and professional fees associated with corporate transactions.

	For the three months ended March 31
	2023	2022
(in thousands of dollars, except per share amounts)	($)	($)
Net loss	(3,083)	(2,388)
Option proceeds credited against mineral properties	1,203	1,121
Transaction related and non-recurring expenses	459	960
Share of loss in associate	128	108
Dilution gain in associate	—	(80)
Impairment of royalty	—	3,821
Change in fair value of derivative liabilities	(230)	(1,798)
Change in fair value of short-term investments	(58)	(3,875)
Foreign exchange (gain)/loss	48	(13)
(Gain)/loss on loan modification	249	—
Other income	(34)	(4)
Adjusted Net Loss	(1,318)	(2,148)
Weighted average number of common shares	144,289,573	134,019,359
Adjusted Net Loss per Share, basic and diluted	(0.01)	(0.02)
•
GEOs

Total GEOs are determined by dividing revenue by the following average gold prices:

For three months ended:	Units	Average Gold Price
March 31, 2022	(US$/oz)	1,877
March 31, 2023	(US$/oz)	1,889

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2023

•
Adjusted cash flow used in operating activities, excluding changes in non-cash working capital

Adjusted cash flow used in operating activities, excluding changes in non-cash working capital is determined by excluding the impact of changes in non-cash working capital items, transaction and non-recurring expenses and option proceeds credited against mineral properties to or from cash used in operating activities. The Company has included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net loss to adjusted cash flow used in operating activities, excluding changes in non-cash working capital.

	For the three months ended March 31
	2023	2022
(in thousands of dollars)	($)	($)
Net loss	(3,083)	(2,388)
Items not involving cash:
Depreciation	21	15
Depletion	117	488
Interest expense	294	105
Other income	(13)	(1)
Share-based compensation	880	1,146
Change in fair value of short-term investments	(58)	(3,875)
Change in fair value of derivative liabilities	(230)	(1,798)
Impairment of royalty	—	3,821
Share of loss in associate	128	108
Dilution gain in associate	—	(80)
Deferred tax recovery	(88)	(652)
Loss on loan modification	249	—
Foreign exchange gain	—	(66)
Cash flow used in operating activities, excluding changes in non-cash working capital	(1,783)	(3,177)
Transaction related and non-recurring expenses	459	960
Option proceeds credited against mineral properties	1,203	1,121
Adjusted cash flow used in operating activities, excluding changes in non-cash working capital	(121)	(1,096)
•
Total Revenue and Option Proceeds reconciliation

Total Revenue and Option Proceeds are determined by adding option proceeds credited against mineral properties to total revenue. The Company has included this information as management believes certain investors use this information to evaluate the Company's performance in comparison to other gold royalty companies in the precious metal mining industry. Below is a reconciliation of our Total Revenue and Option Proceeds to total revenue for the three months ended March 31, 2023 and 2022, respectively:

	For the three months ended March 31
	2023	2022
(in thousands of dollars)	($)	($)
Royalty	234	259
Advance minimum royalty	331	288
Option proceeds	1,405	1,212
Total Revenue and Option Proceeds	1,970	1,759
Option proceeds credited against mineral properties	(1,203)	(1,121)
Total revenue	767	638

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2023

Summary of Quarterly Results

The following table sets forth selected financial results of the Company for each of the quarterly periods indicated.

	Royalty and option income	Net loss	Net loss per share, basic and diluted	Dividends declared per share
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
June 30, 2021	—	(3,035)	(0.07)	—
September 30, 2021	192	(9,215)	(0.17)	—
December 31, 2021	533	(6,841)	(0.06)	—
March 31, 2022	638	(2,388)	(0.02)	0.01
June 30, 2022	1,907	(3,438)	(0.03)	0.01
September 30, 2022	866	(4,677)	(0.03)	0.01
December 31, 2022	582	(2,204)	(0.02)	0.01
March 31, 2023	767	(3,083)	(0.02)	0.01

Changes in net loss from quarter to quarter for the period from incorporation to date have been affected primarily by corporate activity, including transactional activities, following the Company’s initial public offering, professional and consulting fees incurred in connection with corporate acquisitions, business combinations and other corporate development activities during the respective periods, offset by royalty and option income earned.

Off-Balance Sheet Arrangements

As at March 31, 2023, the Company did not have any off-balance sheet arrangements.

Transactions with Related Parties

Related Party Transactions

During the three months ended March 31, 2023, the Company incurred $0.001 million in technology expenses for website design, hosting and maintenance service provided by Blender. Blender is controlled by a family member of Amir Adnani, a former director of the Company.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors’ fees incurred for services provided by key management personnel of the Company for the three months ended March 31, 2023 and 2022 are as follows:

	For the three months ended
	March 31
	2023	2022
(in thousands of dollars)	($)	($)
Management salaries	326	284
Directors’ fees	122	61
Management and directors’ fees	448	345
Share-based compensation	679	690
Total	1,127	1,035

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

•
The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2023

such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future.
•
The Company’s business is the acquisition of royalties through direct royalty asset acquisition or business combinations. Each royalty has its own unique terms and judgment is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of judgment. In evaluating whether a transaction is a business combination management must consider if the acquired assets or entities encompass an integrated set of activities and assets that is capable of being conducted and managed for the purpose of generating income. Additionally, an optional asset concentration test may be applied. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.
•
The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Information about significant sources of estimation uncertainty are described below.

•
The Company estimates the attributable reserves and resources relating to the mineral properties underlying our interests. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties in which the Company has royalty interests, adjusted where applicable to reflect its percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the depletion calculation and carrying value of our royalty interests.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable and accrued liabilities, lease obligation, government and bank loan, and derivative liabilities. The Company’s short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The fair value of its other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Government and bank loan, and lease obligation are measured at amortized cost. The fair value of the government and bank loan and lease obligation approximate their carrying values as their interest rates are comparable to current market rates.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, equity price risk and currency risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances and accounts receivable. The Company mitigates credit risk associated with its bank balances by holding cash with Schedule I chartered banks in Canada and their US affiliates. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents in excess of the amount of government deposit insurance coverage for each financial institution and accounts receivable. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company’s working capital (current assets less current liabilities) as at March 31, 2023 was $6.7 million compared to $7.6 million as at December 31, 2022. The Company’s accounts payable and accrued liabilities and government loan are expected to be realized or settled, respectively, within a one-year period.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2023

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, the Company takes into account the amount available under the ATM Program, anticipated cash flows from operating activities and its holding of cash and short-term investments. The Company believes it has the required liquidity to meet its obligations and to finance its planned activities.

Currency risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on its cash and cash equivalents, short-term investments, accounts payable and accrued liabilities and derivative liabilities are minimal.

Equity price risk

The Company is exposed to equity price risk associated with its investment in other mining companies. The Company’s short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company’s short-term investments held as at March 31, 2023, a 10% change in the market price of these investments would have an impact of approximately $0.2 million on net loss.

Interest rate risk

The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash balances are minimal. The Company's secured revolving credit facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for three months ended March 31, 2023. The Company's lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis point would not have a significant impact on the net loss for the three months ended March 31, 2023.

Outstanding Share Data

As at the date hereof, the Company has 144,476,115 common shares, 10,350,000 common share purchase warrants, 766,634 restricted share units and 8,241,668 share options outstanding. In addition, there are 11,518,252 Ely Warrants outstanding as at the date hereof, representing the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. Accordingly, the Ely Warrants are exercisable into 2,821,971 GRC Shares.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”). The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2023

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Forward-looking Statements

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively, “Forward-Looking Statements”). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

•
the Company’s plans and objectives, including its acquisition and growth strategy;
•
the Company’s future financial and operational performance, including expectations regarding projected results of operations, including forecasted Total Revenues and Option Proceeds;
•
royalty and other payments to be made to the Company by the owners and operators of the projects underlying the Company’s royalties and other interests;
•
expectations regarding the royalty and other interests of the Company;
•
the plans and expectations of the operators of properties where the Company owns royalty interests;
•
estimates of mineral reserves and mineral resources on the projects in which the Company has royalty interests;
•
estimates regarding future revenue, expenses and needs for additional financing; and
•
adequacy of capital and financing needs.

These Forward-Looking Statements are based on opinions, estimates and assumptions in light of the Company’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company currently believes are appropriate and reasonable in the circumstances, including that:

•
the public disclosures of the operators regarding the properties underlying the Company’s interests are accurate, including that such operators will meet their disclosed production targets and expectations;
•
current gold, base metal and other commodity prices will be sustained, or will improve;
•
the proposed development of the Company’s royalty projects will be viable operationally and economically and will proceed as expected;
•
any additional financing required by the Company will be available on reasonable terms; and
•
operators of the properties where the Company holds royalty interests will not experience any material accident, labor dispute or failure of equipment.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors, among others:

•
dependence on third-party operators;
•
a substantial majority of the Company’s current royalty interests are exploration, advanced-exploration and development stage properties, which are non-producing and are subject to the risk that they may never achieve production;
•
volatility in gold and other commodity prices;
•
the Company has limited or no access to data or the operations underlying its interests;
•
a significant portion of the Company’s revenues is derived from a small number of operating properties;
•
the Company is subject to many of the risks faced by owners and operators of the properties underlying the Company’s interests;
•
the Company may enter into acquisitions and other material transactions at any time;
•
the Company’s future growth is to a large extent dependent on its acquisition strategy;

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2023

•
as a royalty holder, the Company may become subject to potential disputes with operators regarding the existence, enforceability or terms of its interests;
•
certain of the Company’s royalty interests are subject to buy-back or other rights of third-parties;
•
risks related to epidemics, pandemics or other public health crises, and the potential impact thereof on the Company and the operators of the properties underlying its interests;
•
risks related to mineral reserve estimates and mineral resource estimates completed by third-party owners and operators on the projects underlying the Company’s interests, including that such estimates may be subject to significant revision;
•
title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
•
potential conflicts of interests;
•
regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
•
the availability of any necessary financing in the future on acceptable terms or at all;
•
litigation risks;
•
the Company holds investments in a concentrated number of equity securities and the fair values thereof are subject to loss in value; and
•
the other factors discussed under “Item 3. Key Information – D. Risk Factors” in the Annual Report and other disclosure documents, which are available under the Company’s profile at www.sedar.com and www.sec.gov.

This list of factors should not be construed as exhaustive. The Company does not intend to and does not assume any obligations to update Forward-Looking Statements, except as required by applicable law.

Please see “Item 3. Key Information – D. Risk Factors” in the Annual Report for further information regarding key risks faced by the Company.

Technical Information

Except where otherwise stated, the disclosure herein relating to the properties underlying the Company’s royalty and other interests is based on information publicly disclosed by the owners and operators of such properties. Specifically, as a royalty holder, the Company has limited, if any, access to properties included in its asset portfolio. Additionally, the Company may from time to time receive operating information from the owners and operators of the properties, which the Company is not permitted to disclose to the public. The Company is dependent on the operators of the properties and their qualified persons to provide information to the Company or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds interests and generally will have limited or no ability to independently verify such information. Although the Company does not currently have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

The scientific and technical information contained in this MD&A relating to the Company’s royalty and other interests has been reviewed and approved by Alastair Still, P.Geo., who is the Director of Technical Services of the Company, a qualified person as such term is defined under NI 43-101.

Additional Information

Additional information concerning the Company is available under the Company’s profile at www.sedar.com and www.sec.gov.